                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ________________

                               Amendment No. 23
                                      to
                                SCHEDULE 14D-9

                 (AS AMENDED AND RESTATED AT JANUARY 6, 1998)

                Solicitation/Recommendation Statement Pursuant
                          to Section 14(d)(4) of the
                        Securities Exchange Act of 1934
                               ________________

                              SAFETY-KLEEN CORP.
                           (Name of Subject Company)


                              SAFETY-KLEEN CORP.
                     (Names of Person(s) Filing Statement)

                    Common Stock, Par Value $0.10 Per Share
            (Including the Associated Common Share Purchase Rights)
                        (Title of Class of Securities)

                                   786484105
                     (CUSIP Number of Class of Securities)

                              DONALD W. BRINCKMAN
                     Chairman And Chief Executive Officer
                               One Brinckman Way
                          Elgin, Illinois  60123-7857
                                (847) 697-8460

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) filing Statement)

                               ________________

                                With a copy to:
                            DENNIS N. NEWMAN, ESQ.
                         Sonnenschein Nath & Rosenthal
                                  Sears Tower
                           Chicago, Illinois  60606
                                (312) 876-8000

                                 INTRODUCTION

     Safety-Kleen Corp. ("Safety-Kleen") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, as amended and restated at January 6, 1998 and amended on January 9, 1998, January 12, 1998, January 14, 1998, January 16, 1998, January 20, 1998, January 21, 1998, January 26, 1998,
January 27, 1998, February 4, 1998, February 9, 1998, February 11, 1998, February 13, 1998, February 17, 1998, February 17, 1998, February 19, 1998, February 23, 1998, February 23, 1998, February 24, 1998, February 26, 1998, March 2, 1998, March 3, 1998 and March 5, 1998 (as amended, the "Schedule 14D-9"), with respect to the exchange offer made by LES Acquisition, Inc., a wholly-owned subsidiary of Laidlaw Environmental Services, Inc., for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          On March 5, 1998, Safety-Kleen issued the press release which is attached hereto as Exhibit 54 and is incorporatd herein by reference.

Item 9.  Materials to be Filed as Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     Exhibit 52  Definitive Additional Materials

     Exhibit 53  Definitive Additional Materials

     Exhibit 54  Press Release issued by Safety-Kleen Corp., dated March 6, 1998
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SAFETY-KLEEN CORP.



                         By:  /s/  Donald W. Brinckman
                            -----------------------------------------------
                                Name: Donald W. Brinckman
                                Title: Chairman and Chief Executive Officer

Dated:  March 6, 1998

                                 EXHIBIT INDEX

     Except as noted below, the following Exhibits have been previously filed in connection with this Statement.

Exhibit No.                               Description
-----------     ----------------------------------------------------------------

Exhibit 1 Excerpts from Safety-Kleen's Proxy Statement, dated March 28, 1997, relating to Safety-Kleen's 1997 Annual Meeting of Shareholders.

Exhibit 2       Share Ownership of Certain Beneficial Owners and Management.

Exhibit 3 Agreement and Plan of Merger, dated as of November 20, 1997, by and among SK Parent Corp., SK Acquisition Corp. and Safety-Kleen Corp.

Exhibit 4       Form of Change of Control Severance Agreement.

Exhibit 5       Letter to Shareholders of Safety-Kleen, dated January 6, 1998.

Exhibit 6       Press Release issued by Safety-Kleen Corp., dated December 22,
                1997.

Exhibit 7 Text of September 24, 1997 letter from Laidlaw Environmental Services, Inc.

Exhibit 8 Text of November 4, 1997 letter from Laidlaw Environmental Services, Inc.

Exhibit 9 Text of November 13, 1997 letter from Laidlaw Environmental Services, Inc.

Exhibit 10 Complaint filed by Safety-Kleen Corp. v. Laidlaw Environmental Services, Inc. (dated November 17, 1997, United States District Court for the Northern District of Illinois Eastern Division).

Exhibit 11      Opinion of William Blair & Company L.L.C., dated November 20,
                1997.

Exhibit 12 Text of November 20, 1997 letter from Laidlaw Environmental Services, Inc.

Exhibit 13 Verified Answer, Affirmative Defenses, and Counterclaim filed by Laidlaw Environmental Services, Inc. v. Safety-Kleen Corp., et. al. (dated November 24, 1997, United States District Court for the Northern District of Illinois Eastern Division).

Exhibit 14      Opinion of William Blair & Company L.L.C., dated December 20,
                1997.

Exhibit 15 Complaint filed by William Steiner against Donald W. Brinckman, et al. (dated November 4, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 16 Complaint filed by Josh Kaplan against Donald W. Brinckman, et al. (dated November 5, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit No.                                Description
-----------     ----------------------------------------------------------------

Exhibit 17 Complaint filed by Gershon Knoll against Richard T. Farmer, et al. (dated November 5, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 18 Complaint filed by Larry Hanon against Safety-Kleen Corp. et al., (dated November 5, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 19 Complaint filed by Robin Fernhoff against Safety-Kleen Corp., et al. (dated November 6, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 20 Complaint filed by Epstein Family Trust against Safety-Kleen Corp., et al. (dated November 12, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 21 Complaint filed by David Steinberg against Safety-Kleen Corp., et al. (dated December 5, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 22      Press Release issued by Safety-Kleen Corp., dated January 8,
                1998.

Exhibit 23      Press Release issued by Safety-Kleen Corp., dated January 9,
                1998.

Exhibit 24      Definitive Additional Materials.

Exhibit 25      Press Release issued by Safety-Kleen Corp., dated January 15,
                1998.

Exhibit 26      Definitive Additional Materials.

Exhibit 27      Definitive Additional Materials.

Exhibit 28      Definitive Additional Materials.

Exhibit 29      Press Release issued by Safety-Kleen Corp., dated January 27,
                1998.

Exhibit 30      Press Release issued by Safety-Kleen Corp., dated February 4,
                1998.

Exhibit 31      Letter to Shareholders of Safety-Kleen Corp., dated February 2,
                1998.

Exhibit 32      Press Release issued by Safety-Kleen Corp., dated February 2,
                1998.

Exhibit 33      Opinion of William Blair & Company L.L.C., dated January 31,
                1998.

Exhibit 34      Press Release issued by SK Parent, dated February 10, 1998.

Exhibit No.                               Description
-----------     ----------------------------------------------------------------

Exhibit 35      Letter to Shareholders of Safety-Kleen Corp., dated February 12,
                1998.

Exhibit 36      Press Release issued by Safety-Kleen Corp., dated February 13,
                1998.

Exhibit 37      Press Release issued by Safety-Kleen Corp., dated February 16,
                1998.

Exhibit 38      Press Release issued by Safety-Kleen Corp., dated February 18,
                1998.

Exhibit 39      Press Release issued by Philip Services Corp., dated February
                20, 1998.

Exhibit 40      Press Release issued by SK Parent Corp. dated February 20, 1998.

Exhibit 41      Press Release issued by Safety-Kleen Corp., dated February 20,
                1998.

Exhibit 42      Definitive Additional Materials.

Exhibit 43      Press Release issued by SK Parent Corp., dated February 23,
                1998.

Exhibit 44      Press Release issued by Safety-Kleen Corp., dated February 25,
                1998.

Exhibit 45      Press Release issued by Safety-Kleen Corp., dated February 25,
                1998.

Exhibit 46      Press Release issued by Philip Services Corp., dated February
                26, 1998.

Exhibit 47      Letter to Shareholders of Safety-Kleen Corp., dated February 27,
                1998.

Exhibit 48      Press Release issued by Safety-Kleen Corp., dated March 2, 1998.

Exhibit 49      Press Release issued by Safety-Kleen Corp., dated March 5, 1998.

Exhibit 50      Press Release issued by SK Parent Corp., dated March 5, 1998.

Exhibit 51      Definitive Additional Materials

Exhibit 52*     Definitive Additional Materials

Exhibit 53*     Definitive Additional Materials

Exhibit 54*     Press Release issued by Safety-Kleen Corp., dated March 6, 1998
____________

   *Filed herewith.